TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

August 25, 2017

Dear Sir/Madam,

Re: Disclosure under Regulation 30 of SEBI (LODR) Regulations, 2015

This is to inform you that the Board of Directors of Infosys Limited (the "**Company**") has at its meeting today:

1. Discussed and approved the enclosed press release.
2. Noted the changes to the Buyback Committee in view of the recent Board changes.
3. Approved the inclusion of the following matters in the upcoming postal ballot to seek shareholders-
    a. Appointment of Nandan Nilekani as the Director of the Company.
    b. Appointment of U B Pravin Rao as interim MD & CEO.

This is for your information and records. A copy of the Company's Press Release is attached.

Yours sincerely,

For **Infosys Limited**

AGS Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Bangalore - August 25, 2017: The Board of Directors of Infosys Limited met today at a meeting chaired by its newly elected Chairman Mr. Nandan Nilekani. Reporting on the decisions taken at the meeting Mr. Nilekani stated, "I am extremely **excited** about the future of Infosys. The Board is focused on bringing complete stability to the Company. It has also tasked its Committee of Directors to work with the CEO and management to review and refresh the Company's strategy by October."

In recent days there has been considerable discussion of the relationship between the Board of Directors of Infosys Limited and Mr. N. R. Narayana Murthy who established the culture and ethos of Infosys, especially its culture of adhering to high corporate governance standards. The Board believes it to be unfortunate that various differences of opinion have arisen between Mr. Murthy and the Board in the recent past. The Board wishes to express that it was not its intention to cause Mr. Murthy or any other affected person any personal distress or anguish while stating its point of view.

The Company has previously authorized investigations into allegations made by anonymous persons regarding the conduct of prior management, and each of these investigations concluded that there was no wrongdoing. While the Board and the Company are focused on the future, consistent with the Company's commitment to good governance, the new Chairman will get a full briefing on these investigations and the appropriate course of action will be decided.

As the Board has stated on numerous occasions, it takes the Company's reputation for high corporate governance standards with the utmost seriousness. Hence, it has, as previously disclosed, decided that it will engage in further broad-based shareholder consultations to determine what further, if any, the Company can take to ensure that it continues to adhere to high governance standards.

The Board has also approved the appointment of the executive recruitment firm Egon Zehnder to work with its Nominations and Remunerations Committee to review and identify the right candidate to be the Company's next CEO and MD. Additionally, the Nominations and Remunerations Committee will deliberate on the long term governance structure of the Board and present its recommendations at the meeting of the Board in October.

The Board announced that Mr D N Prahlad is appointed as the Chairman of Edgeverve Limited with immediate effect.

Finally, the Board would like to state that it is firmly focused on ensuring that the affairs of the Company and the interests of all its stakeholders – its customers, employees, shareholders, officers and directors – are harmoniously aligned and enhanced.

About Infosys

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, including statements concerning our future business opportunities and growth prospects. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media Contacts

For further information, please contact:

Asia Pacific	EMEA	Americas
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 2075162748	+1 408 375 2722
Sarah_Gideon@infosys.com	Margherita.DiCerbo@infosys.com	Chiku.Somaiya@infosys.com